EXHIBIT 8

July 7, 2003

Advanced Therapeutic Products, Inc.
16607 Blanco Road, Suite 703
San Antonio, Texas 78232

     Re: Tax Opinion of Material U.S. Federal Tax Consequences for ATP Shareholders

Ladies and Gentlemen:

In rendering this opinion we rely upon the information set forth in Proxy Statement/Prospectus (the “Proxy Statement”) in addition to the instruments and documents described below. We have acted as counsel for Advanced Tobacco Products, Inc., a Texas corporation (“ATP”), in connection with the preparation and execution of the Merger Agreement (“Agreement”), dated effective as of May 23, 2003, by and among IVAX Corporation, a Florida corporation (“IVAX”) and ATP Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of IVAX (“SUB”). Pursuant to the Merger, SUB will merge with and into ATP, with ATP surviving the merger (the “Merger”) as a wholly-owned subsidiary of IVAX.

Unless otherwise defined, capitalized terms referred to herein have the meaning set forth in the Proxy Statement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

In delivering this opinion, we have reviewed and are relying upon (without any independent investigation or review thereof) the truth and accuracy of, at all relevant times, the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits incorporated therein):

1.	The Proxy Statement.

2.	The Agreement.

3.	Such other instruments and documents related to ATP, IVAX, SUB and the Merger, as we have deemed necessary or appropriate as a basis for our opinion.

In connection with rendering this opinion, we have assumed or obtained representations (and we are relying thereon, without any independent investigation or review thereof) that:

A.	Original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents; and there has been (or will be by the effective date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness thereof.

B.	The Merger will be consummated in accordance with the Agreement (without any waiver, breach or amendment of any of the provision thereof), will be effective and enforceable under applicable law, and will constitute a “reorganization” under Section 368(a) of the Code.

C.	ATP, IVAX and SUB will report the Merger on their respective tax returns in a manner consistent with the opinion set forth below.

D.	Any statement made “to the knowledge” or otherwise similarly qualified is correct without such qualification. As to all matters with respect to which a person or entity making a representation has represented that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there in fact is no plan, intent, understanding or agreement and such action will not be taken.

E.	All statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true and correct in all material respects and no actions have been (or will be) taken which are inconsistent with such representations.

Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein or in the Proxy Statement, we are of the opinion that, for federal income tax purposes:

     a.     The U.S. holders of ATP common stock will not recognize any gain or loss upon the receipt of IVAX common stock solely in exchange for ATP common stock in the Merger, except to the extent cash is received in lieu of shares of IVAX common stock.

     b.     The aggregate tax basis of the IVAX common stock received in the Merger will be the same as the aggregate tax basis of the ATP common stock surrendered in exchange therefor (reduced by any tax basis allocable to shares for which cash is received).

     c.     The holding period of the IVAX common stock received in the Merger will include the holding period of the ATP common stock surrendered in exchange for IVAX common stock.

     d.     Cash payments received in the Merger in lieu of IVAX common stock (fractional shares or otherwise) will be treated as if the U.S. holder actually received the IVAX common stock and then such shares were redeemed by IVAX. U.S. holders of ATP should recognize gain or loss with respect to a cash payment measured by the excess, if any, of the amount of cash received and the tax basis in such share.

     e.     ATP not will recognize gain or loss solely as a result of the Merger.

No opinion is expressed as to any transaction other than the Merger as described in the Proxy Statement or Agreement or as to any transaction whatsoever (including the Merger) if all the transactions described in the Agreement are not consummated in accordance with the terms of the Agreement and without waiver or breach of any material provisions thereof, or if any of the representations, warranties, statements and assumptions upon which relied are not true or accurate at all relevant times. In the event any of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion letter addresses only the material U.S. federal income tax consequences of the Merger on U.S. holders of ATP common stock. This opinion letter does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any other transaction undertaken in connection with the Merger or in contemplation of the Merger).

This opinion letter represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, will not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

This opinion is given solely for the benefit of ATP; it may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent.

Matthews and Branscomb, P.C., consents to the reference to and use of the foregoing opinion in the Registration Statement filed by IVAX to which this opinion is attached as an exhibit. Matthews and Branscomb, P.C. also consents to its inclusion as an expert in such Registration Statement with regard to the subject matter of this opinion.

Very truly yours,

Matthews and Branscomb, P.C.